

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 27, 2007

Mr. Daniel W. Dowe
Chief Executive Officer and Chief Financial Officer
American Home Food Products, Inc.
42 Forest Lane
Bronxville, New York 10708

> **RE:** **Form 10-KSB for the Fiscal Year ended May 31, 2006**
> **Forms 10-QSB for the Fiscal Quarters August 31 and November 30, 2006**
> **File No. 0-26112**

Dear Mr. Dowe:

We have reviewed your response letter dated March 5, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the year ended May 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions

should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Financial Resources, page 11

2. We have read your response to prior comment two. You disclosed that current cash flow is sufficient to meet your fixed monthly expenses. However, you have negative cash flows from operations for the past two years, no cash and a negative working capital of $3.5 million. In addition, in the subsequent interim period your cash flows were insufficient to satisfy your expenses as evidenced by your need to borrow the funds needed to maintain a zero cash balance. Please revise your disclosure to clarify what you intend to convey regarding your ability to generate cash flows to satisfy your expenses. Please also clarify your definition of "current cash flow" in terms of the three types of cash flows as defined in SFAS 95 and quantify your "fixed monthly expenses."

3. We have read your response to prior comment three. Please revise your disclosure to explain to readers how you intend to increase your royalty revenue.

Financial Statements

Note 7 – Intangibles, page F-12

4. We have read your response to prior comments four, five and six. Paragraph 45 of SFAS 142 requires the disclosure of each major intangible asset. Intangible assets constitute the majority of your assets and the individual components, trademarks, proprietary technology and customer lists, represent separate and distinct assets. Please disclose of the amount assigned to each major intangible asset class as required by paragraph 45 of SFAS 142. Please also refer to Appendix A of SFAS 141.

5. Please provide us with a discounted cash flow impairment analysis as of May 31, 2006 for each class of intangible assets performed in accordance with paragraph 7 of SFAS 144 as we previously requested. Please also explain each significant assumption you made in preparing your impairment analysis, including the basis for the discount rate used to discount your future cash flows. Please refer to Statement of Financial Concepts 7 for additional guidance on using cash flow information and present value in accounting measurements.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief